Eurotunnel PLC
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

Internet: www.eurotunnel.com

RECEIVED
2004 MAY 25 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

5 May 2004

04030467

SUPPL

Dear Sirs,

82-3000

RE : Eurotunnel PLC ~~(82-2999)~~/Eurotunnel SA (~~82-3000~~) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following:

- Eurotunnel trading statement for the first quarter of 2004.
- Press releases concerning the new directors appointed at the AGM, the appointment of a Deputy Chief Executive, the appointment of auditors to Eurotunnel SA, and the resignation of the Chief Financial Officer.

Yours faithfully,

D Leonard
Secretary

RECEIVED
2004 MAY 25 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EMBARGO: Not for release before 0730 hours (UK time) on Tuesday, 20 April 2004

TRADING STATEMENT: Q1 2004 REVENUE & TRAFFIC

* 7% increase in truck carryings with two-point increase in market share
* Car market share stable at 55% in a contracting market
* 4% fall in operating revenue

Eurotunnel, operator of the Channel Tunnel, today announced its revenue and traffic for the first quarter of 2004.

Operating Revenue

Despite the strong volume performance from Eurotunnel's truck shuttle business, total shuttle revenues declined by 8% at constant exchange rates compared to the first quarter of 2003. This was mainly due to lower truck yields. Eurotunnel maintained its car market share and achieved higher yields than in the same period last year, but the reduction in the number of vehicles carried also contributed to the decline in revenues.

Railways revenue increased by 2% to £57.5 million. This amount included payments due under the Minimum Usage Charge arrangements.

£ million	**Q1 2004 Unaudited***	**Q1 2003 Restated***	**% change**	**Q1 2003 reported****
Shuttle services	64.1	69.9	- 8%	71.4
Railways	57.5	56.6	+ 2%	57.5
Transport activities	121.6	126.5	- 4%	128.9
Non-transport activities	4.0	3.6	+ 7%	3.7
Operating revenue	**125.6**	**130.1**	**- 4%**	**132.6**

* exchange rate £1= € 1.502 (2003 operating revenue has been restated at an exchange rate of £1=€1.502 to permit a direct comparison with 2004)

** exchange rate £1= € 1.450

Eurotunnel Shuttle Services

Truck shuttles

The short straits truck market returned to growth during the first quarter, showing a 2% increase.

Eurotunnel carried 326,003 trucks in the first quarter of 2004, an increase of 7% compared to 2003. Market share for the quarter improved by two-points to 43%. Average yields were substantially lower than in the first quarter of 2003, resulting in lower revenues. The market remains intensely competitive.

Passenger shuttles

The short straits market contracted by 13% during the quarter compared to the first quarter of 2003, during which traffic was supported by day trip price promotions. The short straits market also continues to suffer from competition from low-cost airlines.

Eurotunnel was able to maintain its market share at 55% in a very competitive market place.

The coach market declined by 8%, with Eurotunnel volumes falling by 17% for the quarter compared to the same period in 2003. Market share fell by four points to 38%. Scheduled coach services were significantly reduced due to competition from low-cost airlines.

	Q1 2004	Q1 2003	% change	Market[1]
Truck shuttles	326,003 trucks	305,946 trucks	+ 7%	+ 2%
Passenger shuttles	421,070 cars[2] 11,867 coaches	483,654 cars[2] 14,219 coaches	- 13% - 17%	- 13% - 8%

[1] the reference market is short straits: Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque

[2] including motorcycles, cars, vehicles with trailers, caravans and campervans

Railways (Eurostar & rail freight)

The Channel Tunnel is also used by other rail services not managed by Eurotunnel – Eurostar for high-speed passenger-only services on London/Paris and London/Brussels, and EWS and SNCF for international rail freight services.

Eurostar

Eurostar passengers* travelling through the Channel Tunnel in the first quarter of 2004 increased by 19% compared to the first quarter of 2003, continuing the strong growth achieved since the opening of the first section of the UK high-speed rail link.

Rail freight

The volume of rail freight transported through the Channel Tunnel continues to recover with 468,390 tonnes carried in the first quarter, an increase of 7%.

Revenues from Eurostar and rail freight services through the Channel Tunnel are protected by the Minimum Usage Charge (MUC) paid to Eurotunnel by the Railways. This payment continues until November 2006.

	Q1 2004	Q1 2003	% change
Eurostar	1,606,789 passengers	1,346,502 passengers	+ 19%
Rail freight (SNCF/EWS)	468,390 tonnes	438,870 tonnes	+ 7%

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.

END

Enquiries:
Kevin Charles, tel: + 44 (0) 1303 288728

News release no. 890

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

For immediate release
8 April 2004

The Board of Directors and Chairmanship of Eurotunnel

The General Meetings of Eurotunnel, which took place on 7 April 2004, have replaced the former Board of Directors and have named six new directors:

- Jacques Maillot
- Pierre Cardo
- L'ADACTE, represented by its Chairman, Joseph Gouranton
- Hervé Huas
- Jean-Louis Raymond
- Robert Rochefort

The Board of Eurotunnel SA and Eurotunnel plc have met and have decided to divide the functions of Chairman and Chief Executive of Eurotunnel SA and France Manche and to name:

- Jacques Maillot, Chairman of the Group
- Jean-Louis Raymond, Chief Executive of the Group

END

Media enquiries:

Kevin Charles, Eurotunnel, tel: + 44 (0) 1303 288728

Investor enquiries:

Xavier Clément, Eurotunnel, tel: + 33 1 55 27 36 27

News release no. 887

For immediate release
15 April 2004

Decisions of the Eurotunnel Board

The Board of Eurotunnel met today in Coquelles, France and made the following decisions:

- It appointed Hervé Huas as Deputy Chief Executive of the Eurotunnel Group;
- It decided to reduce by half the fees currently paid to the non-executive directors;
- It will submit the 2003 accounts, without modification, for approval to the Annual General Meeting of Eurotunnel SA that considers the accounts for 2004.

END

Media enquiries:
Kevin Charles, Eurotunnel, tel: + 44 (0) 1303 288728

Investor enquiries:
Xavier Clément, Eurotunnel, tel: + 33 1 55 27 36 27

News release no. 888

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

For immediate release
16 April 2004

Nomination of Auditors to Eurotunnel SA

Following the rejection of all of the resolutions proposed at the AGM of Eurotunnel SA on 7 April, it was not possible to appoint or reappoint the statutory and deputy statutory auditors of the company.

Consequently, and at the request of a shareholder, the Paris Commercial Court has today made an order for the following to be appointed:

- KPMG Audit, a department of KPMG SA, as statutory auditors
- Mr. Jean-Paul Vellutini, as deputy statutory auditor for KPMG Audit
- Mazars & Guérard, as statutory auditors
- Mr. Patrick de Cambourg, as deputy statutory auditor for Mazars & Guérard

All of the above appointments are for *"the period until the shareholders of Eurotunnel SA decide in General Meeting to appoint auditors."*

In parallel with this procedure, the appropriate steps are being taken in England for auditors to be appointed to Eurotunnel plc.

END

Media enquiries:

Kevin Charles, tel: + 44 (0) 1303 288728

Investor enquiries:

Xavier Clément, tel: + 33 1 55 27 36 27

News release no. 889

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

For immediate release
22 April 2004

ROGER BURGE RESIGNS AS CHIEF FINANCIAL OFFICER

Roger Burge, who joined Eurotunnel in 1992 and has held the post of Chief Financial Officer since February 2002, has decided to leave Eurotunnel for personal reasons.

Hervé Huas, Deputy Chief Executive, assumes responsibility for the financial restructuring of the Eurotunnel Group.

Claude Liénard becomes operational Finance Director. Michael Schuller remains Group Treasurer.

END

Media enquiries:

Kevin Charles, tel: + 44 (0) 1303 288 728

Investor enquiries:

Xavier Clément, tel: + 33 1 55 27 36 27

News release no. 891

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.